UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Tikcro Technologies Ltd.
                                (Name of Issuer)

                          Ordinary Shares, no par value
                         (Title of Class of Securities)

                                   M8790M 11 2
                                 (CUSIP number)

                                   Izhak Tamir
                             126 Yigal Allon Street
                              Tel Aviv 67443 Israel
                                 972-3-696-2121
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 1, 2007
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
CUSIP  No. M8790M 11 2

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Izhak Tamir

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                    (b) [ ]

3. SEC USE ONLY


4. SOURCE OF FUNDS                         OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d)or 2(e)          [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION          Israel

                               7. SOLE VOTING POWER          962,865
NUMBER OF
SHARES                         8. SHARED VOTING POWER         98,837
BENEFICIALLY
OWNED BY EACH                  9. SOLE DISPOSITIVE POWER     962,865
REPORTING PERSON
WITH                          10. SHARED DISPOSITIVE POWER    98,837

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,061,702

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   CERTAIN
    SHARES           [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.2%

14. TYPE OF REPORTING PERSON

                  IN

         This Amendment No. 1 to Schedule 13D (this "Schedule 13D") amends and restates the Schedule 13D filed by Izhak Tamir (the "Reporting Person") with the Securities and Exchange Commission on April 19, 2001.

Item 1. Security and Issuer

         This Schedule 13D relates to Ordinary Shares, no par value (the "Ordinary Shares"), of Tikcro Technologies Ltd., an Israeli corporation (the "Issuer" or "Tikcro") whose principal executive offices are located at 126 Yigal Allon Street, Tel Aviv 67443 Israel.


Item 2.  Identity and Background

(a)      Name: Izhak Tamir

(b)      Business Address:  126 Yigal Allon Street, Tel Aviv 67443 Israel

(c) Principal Occupation: The Reporting Person is the President and a director of Orckit Communications Ltd. ("Orckit"), an Israeli corporation whose principal executive offices are located at 126 Yigal Allon Street, Tel Aviv 67443 Israel. The principal business of Orckit is the development of advanced telecom equipment. The Reporting Person is also the Chief Executive Officer and a director of the Issuer.

(d) Criminal Convictions: The Reporting Person has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Civil Proceedings: The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship: Israel


Item 3.  Source and Amounts of Funds or Other Consideration

            On November 1, 2007, the Reporting Person exercised options to purchase 73,333 Ordinary Shares of the Issuer (the "Options") at an exercise price of $0.08 per Ordinary Share. The Options were granted to the Reporting Person pursuant to the Issuer's incentive stock option plan in 2000 and 2001. The Reporting Person used personal funds to pay the aggregate exercise price for the Options -- $5,867.

Item 4.  Purposes of Transaction

          The reporting person is holding the Ordinary Shares he beneficially owns for purposes of investment.

         The Reporting Person intends to review on a continuing basis his investment in the Ordinary Shares and take such actions with respect to his investment, as he deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, disposing of the shares, in whole or in part, at any time, subject to the terms of applicable laws. Any such decision would be based on an assessment by the Reporting Person of a number of different factors, including, without limitation, the business, prospects and affairs of the Issuer, the market for the Ordinary Shares, the condition of the securities markets, the economic and political environment in Israel, general economic and industry conditions and other opportunities available to or matters affecting the Reporting Person.


Item 5.  Interest in the Securities of the Issuer

(a), (b) See the responses to Items 7 through 11 and 13 of the cover page to this Schedule 13D.

         The aggregate of 1,061,702 Ordinary Shares beneficially owned by the Reporting Person, representing 13.2% of the issued and outstanding Ordinary Shares of the Issuer, include 962,865 Ordinary Shares held directly by the Reporting Person as well as 98,837 Ordinary Shares held by Perlosa Ltd., an Israeli company of which the Reporting Person is the controlling shareholder.

(c) Except as described herein, no transactions in the Ordinary Shares were effected by the reporting Person during the 60 days prior to the date of this
Schedule 13D.

(d)      Not applicable.

(e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Not applicable.

Item 7.  Materials to be Filed as Exhibits

          Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: November 14, 2007


                                             /s/ Izhak Tamir
                                             ----------------
                                             Izhak Tamir